File No. 82-34729

RECEIVED
2007 SEP 21 A 6:54

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

September 18, 2007

07026842

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of September 18, 2007

- **LGY Acquisition LP Completes Acquisition of Legacy Hotels REIT**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

File No. 82-34729

RECEIVED
2007 SEP 21 A 6:54

LGY ACQUISITION LP COMPLETES ACQUISITION OF LEGACY HOTELS REIT

For immediate release

Toronto, Ontario, September 18, 2007 – LGY Acquisition LP (the "Offeror") and Legacy Hotels Real Estate Investment Trust ("Legacy REIT") announced today that the Offeror has completed the take up and payment for the 118,116,109 trust units of Legacy REIT deposited to the Offeror's take-over bid. The Offeror has also caused Legacy REIT to effect an amendment to its Declaration of Trust and has caused Legacy REIT to redeem all trust units that were not deposited to the Offeror's bid. The redemption payment of $12.60 per trust unit, less applicable withholding taxes, was also made today.

The Offeror now owns 100% of Legacy REIT and will cause Legacy REIT's trust units to be de-listed from the Toronto Stock Exchange.

About the Offeror

The Offeror is a limited partnership formed by InnVest Real Estate Investment Trust (TSX: INN.UN) and Cadbridge Investors LP (a limited partnership formed by Cadim, a division of the Caisse de dépôt et placement du Québec, and an affiliate of Westmont Hospitality Management Limited).

About Legacy Hotels Real Estate Investment Trust

Legacy REIT is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy REIT's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

About the Caisse de dépôt et placement du Québec and Cadim

The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2006, it held $143.5 billion of net assets. One of the leading institutional fund managers in Canada, the Caisse invests in the main financial markets as well as in private equity and real estate. For more information: www.lacaisse.com.

Cadim, a division of the Caisse de dépôt et placement du Québec and a member of the Caisse's Real Estate Group, is a global real estate investment manager. Cadim invests in a diversified range of equity and financing products through a network of affiliates and prominent partners in the United States, Europe and Asia. Cadim is an opportunistic investor whose success relies on its capacity to close large-scale transactions and to take advantage of key leverage opportunities. As at December 31, 2006, total assets under management totalled $36.3 billion. For more information: www.lacaisse.com/cadim.

About Westmont Hospitality Group

Westmont is one of the largest private owners of hotels in the world, owning and/or managing over 400 hotels globally with operations in North America, Europe and Asia.

About InnVest Real Estate Investment Trust

InnVest Real Estate Investment Trust holds Canada's largest hotel portfolio together with an interest in Choice Hotels Canada Inc., the largest franchisor of hotels in Canada. The hotel portfolio currently comprises 136 hotel properties with over 15,000 guest rooms, operated under internationally recognized franchise brands. InnVest's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols INN.UN, INN.DB.A, INN.DB.B and INN.DB.C, respectively.

Contact Information

For Legacy:

Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

For Caisse de dépôt et placement du Québec:

Annie Vallières
Media Relations
Caisse de dépôt et placement du Québec
Tel: 514-847-5493
Email : avallieres@lacaisse.com

For InnVest REIT:

Kenny Gibson
President and Chief Executive Officer
Tel: 905-206-7100
Fax: 905-206-7114
Website: www.innvestreit.com

Tamara Lawson
Chief Financial Officer and Secretary
Tel: 905-206-7100
Fax: 905-206-7114
Website: www.innvestreit.com

END